 Pelthos Therapeutics Inc.

4020 Stirrup Creek Drive, Suite 110

Durham, NC 27703

September 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington D.C. 20549

RE:	Pelthos Therapeutics Inc. (CIK 0001919246)
File No. 333-289916
Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Pelthos Therapeutics Inc. hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Wednesday, September 24, 2025, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling Charles Chambers Jr., Esq. at (617) 338-2840. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Chambers via email at cchambers@sullivanlaw.com.

Sincerely,

Pelthos Therapeutics Inc.

By:	/s/ Francis Knuettel II
Francis Knuettel II
Chief Financial Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP